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                             January 29, 2021

       Angeliki Frangou
       Chief Executive Officer
       Navios Maritime Partners L.P.
       7 Avenue de Grande Bretagne, Office 11B2
       Monte Carlo, MC 98000 Monaco

                                                        Re: Navios Maritime
Partners L.P.
                                                            Registration
Statement on Form F-4
                                                            Filed January 15,
2021
                                                            File No. 333-252139

       Dear Mr. Frangou:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed November 15, 2021

       Questions and Answers About the Merger and the Special Meeting
       What are the material U.S. federal income tax consequences of the Merger to holders of Navios
       Containers Public Units? , page 6

   1. Please file an opinion as to the material tax consequences of the Merger. See Item
                                                        601(b)(8) of Regulation
S-K. For guidance, refer to Section III of Staff Legal Bulletin No.
                                                        19.
       Opinion of Financial Advisor to the Navios Containers Conflicts Committee, page 55

   2. We note your disclosure that Pareto Securities SA delivered its opinion to the Navios
                                                        Containers Conflicts
Committee to the effect that the Exchange Ratio was fair, from a financial point of
view, to the holders of the Navios Containers Public Units. For each
 Angeliki Frangou
Navios Maritime Partners L.P.
January 29, 2021
Page 2
      valuation analysis performed by Pareto to render the fairness opinion, please disclose the valuation or valuation range yielded as a result of such analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameAngeliki Frangou
                                                           Division of
Corporation Finance
Comapany NameNavios Maritime Partners L.P.
                                                           Office of Energy &
Transportation
January 29, 2021 Page 2
cc:       Philip Richter
FirstName LastName